Sara Lee Corporation

Law Department

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

April 4, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Jill Davis

Branch Chief

Re:	Sara Lee Corporation (Commission File No. 001-03344)

Form 10-K Filed August 29, 2007 (“Form 10-K”)

Form 10-Q Filed November 7, 2007 (“Form 10-Q”)

Schedule 14A Filed September 14, 2007 (“proxy statement”)

Response Letter Dated December 21, 2007

Response Letter Dated February 27, 2008

Dear Ms. Davis:

This letter responds to the letter dated March 14, 2008 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission resulting from the staff’s review of the filings of Sara Lee Corporation (“Sara Lee” or the “corporation”) identified above. Our responses are set out below following the text of the Comment Letter to which each response relates.

Form 10-K for the Fiscal Year Ended June 30, 2007

Exhibit 13

Proceeds from the Spin Off of Hanesbrands and Restrictions on the Use of the Proceeds, page 33

Comment 1: We note your response to prior comment number one indicating that the amounts were not contractually restricted. Rule 5-02(1) of Regulation S-X indicates that restricted amounts include not only those items legally or contractually restricted, but also restrictions arising from company statements of intention with regard to particular deposits. As you note in the second paragraph of your response, you have disclosed the circumstances surrounding your use of the cash in question, including your intended limited use of such funds for specified purposes. In light of these circumstances and Rule 5-02(1), please explain your basis for not segregating these amounts as restricted.

Securities and Exchange Commission

April 4, 2008

If you believe these amounts are not material, please explain in detail. Refer to SAB Topic 1:M. To the extent relevant, please consider the affected line items, sub-totals and totals, both within the balance sheets and statements of cash flows, for the annual and quarterly periods during which the amounts were restricted.

Response 1: The corporation did not have a legal, contractual or self-imposed restriction regarding its use of the $1.95 billion cash dividend received from the Hanesbrands spin off pursuant to the provisions of Regulation S-X Rule 5-02(1). In addition to Rule 5-02(1) of Regulation S-X, Appendix A of the SEC Staff Training Manual, section II.A.1 also references Financial Reporting Policies (FRP) section 203. Accounting Series Release (ASR) 148, as included in FRP section 203, amends Article 5 of Regulation S-X and provides guidance regarding self-imposed restrictions relating to cash balances. FRP 203.02.b states that “cash balances related to statements of intention should only be segregated when particular deposits or balances have been earmarked for such special purposes. Board approval of a capital budget calling for the expenditure of certain amounts would not be the basis for segregation unless the specific amounts of cash to be spent are identified and set aside.” As indicated in our previous responses, the corporation had the right to utilize the Hanesbrands dividend for any purpose management deemed appropriate, notwithstanding the parameters associated with the tax-free transaction identified in the IRS Private Letter Ruling related to the transaction. The Corporation did not make definitive statements of intention or pass resolutions regarding the use of the funds, nor did it earmark funds in any way that would suggest they were segregated from other corporate cash funds.

Furthermore, had the corporation utilized any portion of the dividend funds in a manner inconsistent with the uses identified in the IRS Private Letter Ruling, the corporation would have been required to pay taxes on only that portion utilized in such an inconsistent manner. Such a use of a portion of the funds would not have resulted in taxable treatment of the remaining dividend nor would it have impacted the tax status of shares distributed to shareholders.

Despite the fact the Hanesbrands dividend was not restricted as defined in Regulation S-X Rule 5-02(1), the corporation disclosed the circumstances surrounding the tax free nature of the dividend in the spirit of transparency. These disclosures were included in the MD&A sections of the corporation’s 2007 Forms 10-Q and Form 10-K, and within Note 12 of the Forms 10-Q filed for the second and third quarters of 2007. The entirety of the dividend was expended in a manner consistent with the uses identified in the IRS Private Letter Ruling by the end of the first quarter of 2008.

Note 23 – Income Taxes, page 85

Comment 2: In your response to our prior comment number five, we note your proposed disclosure states that reserve reversals resulted from the expiration of statutes of limitations and the completion of examinations. However, your proposed disclosure does not provide information at a level of detail that enables an understanding of the underlying reason for the changes and if or how those types of changes will impact your trends. Please revisit your proposed disclosure to include information that will enable the reader to understand the underlying events through management’s perspective.

Securities and Exchange Commission

April 4, 2008

If the information is generally insufficient for management to obtain an understanding of the underlying issue, it is likely insufficient for the reader of the financial statements to obtain that same understanding. Information to consider for disclosure regarding material reserve reversals may include:

•	the amounts of reserve releases resulting from the completion of examinations attributable to each significant jurisdiction;

•	the tax year(s) for which an examination was completed and to which the reserve release relates;

•	the amounts of reserve releases resulting from expiration of statutes of limitations and the nature of a reserve that would change only due to the expiration of statutes of limitations, and;

•	the extent to which you expect these reversals to recur in future periods.

In responding to this comment, please provide us with a revised draft of your proposed disclosure.

Response 2: The corporation records tax reserves for uncertain tax positions in accordance with established accounting policies regarding accounting for income taxes. Given the complexity of tax rules and codes in each of the multiple foreign jurisdictions in which the corporation operates, uncertain tax positions are generally present for each tax year in each significant jurisdiction. Reserves related to these uncertain tax positions represent a provision for the corporation’s best estimate of the taxes expected to be paid based upon all available evidence, recognizing that over time, as more information is known, these reserve amounts may require adjustment. Our estimates of potential liability related to income tax positions are based on management’s judgments made in consultation with outside tax and legal counsel, where appropriate, and are based upon the expected outcome of proceedings with tax authorities in consideration of applicable tax statutes and related interpretations and precedents. The likelihood that an uncertain tax position will be reviewed or challenged by a tax authority upon examination is not considered in establishing the level of tax reserves.

Management adjusts reserves in any period in which new information or an identifiable event warranting adjustment has occurred, such as changes in the tax law (case law, statutory change, or otherwise) or changes in a tax authority’s formal stated position on an issue. However, because of the nature of reserves related to uncertain tax positions, management often does not have any better information upon which to assess these reserves prior to either (a) the lapsing of a statute of limitations with respect to examination; or (b) the finalization of an examination by a tax authority. The nature of tax positions and the related reserves are not unique for reserve adjustments related to either the completion of an examination or the lapsing of a statute of limitations. The only difference between an adjustment triggered by the completion of an examination and an adjustment triggered by the lapsing of a statute of limitations is whether or not an examination has been completed in advance of a lapsing of the statute of limitation related to an item for which a tax reserve has been established.

Securities and Exchange Commission

April 4, 2008

The tax reserves released in 2007 aggregated approximately $110 million. Approximately $80 million of the reserve release related to the finalization of federal, state and foreign examinations, including the U.S. federal income tax examination covering the corporation’s tax years 2003 and 2004. The actual amounts settled with respect to these tax examinations were the result of regulatory interpretations, judgments and negotiations with the respective tax authorities conducting the examination. Differences between the reserves recorded and the actual amounts settled with tax authorities can be attributed to differing interpretations of tax law or facts involved and the course of negotiations between the corporation and the tax authorities. The remaining $30 million of reserve release primarily related to the lapsing of statutes of limitations with respect to examinations in two foreign tax jurisdictions. The lapsing of the statutes of limitations for these tax periods effectively resulted in the periods no longer being subject to audit. Therefore, the tax positions taken in these periods were no longer uncertain and the related reserve was released.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. While management applies a thoughtful and consistent approach to estimating reserves for uncertain tax positions, the corporation is not able to control or predict the extent to which tax authorities will examine specific periods, the outcome of any examinations, or the time periods in which examinations will be conducted and finalized. Favorable or unfavorable past tax authority examination experience in any particular tax jurisdiction is not indicative of the outcome of future examinations by those tax authorities. Based on the nature of this process, management is not able to predict with a reasonable level of certainty the potential outcome with respect to tax periods that have not yet been examined or the impact of any potential reserve adjustments on the corporation’s tax rate or net earnings trends. Therefore, while management expects that reserve adjustments will likely have some impact, either positive or negative, on the corporation’s effective tax rate in future periods, the uncertainty surrounding amounts and timing of any such adjustments does not allow management to provide meaningful discussion regarding future trends.

In response to the staff’s comments, the corporation will further revise its proposed disclosure in the Review of Consolidated Results of Operations section of Management’s Discussion and Analysis for inclusion in our fiscal 2008 filing on Form 10-K. The following revised disclosure represents the proposed fiscal 2007 disclosure for this section submitted as a part of our Response Letter Dated February 27, 2008 modified to reflect the additional disclosures we are proposing as a result of the staff’s comments.

Management’s Discussion and Analysis

Results of Operations – 2007

Income Tax Expense – The effective tax rate on continuing operations in 2007 was impacted by a number of significant items that are shown in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 23 to the Consolidated Financial Statements. The corporation recognized a tax benefit on continuing operations of $7 million in 2007, or an effective tax rate of (1.6%). The significant components impacting the corporation’s effective tax rate are as follows:

Remittance of Foreign Earnings

The corporation incurred a tax charge of $194 million related to the repatriation of earnings from certain foreign subsidiaries.

Securities and Exchange Commission

April 4, 2008

Sale of Capital Assets

The corporation sold the shares of a subsidiary in the first quarter of 2007, which resulted in a $169 million tax benefit.

Finalization of Tax Reviews and Audits

The corporation’s tax returns are routinely audited by federal, state and foreign tax authorities. Reserves for uncertain tax positions represent a provision for the corporation’s best estimate of the taxes expected to be paid based upon all available evidence recognizing that over time, as more information is known, these reserve amounts may require adjustment. Reserves are adjusted when (a) new information indicates a different estimated reserve is appropriate; (b) the corporation finalizes an examination with a tax authority, eliminating uncertainty regarding tax positions taken; or (c) a tax authority does not examine a tax year within a given statute of limitations, also eliminating the uncertainty with regard to tax positions for a specific tax period. Any adjustment to a tax reserve impacts the corporation’s tax expense in the period in which the adjustment is made.

During 2007, the corporation recorded net adjustments to reduce its tax contingency reserves related to uncertain tax positions by approximately $110 million. The adjustments resulted in a tax benefit for the corporation. Approximately $80 million of the reserve reductions related to the finalization of federal, state and foreign examinations, including the federal income tax examination covering the corporation’s tax years 2003 and 2004. The actual amounts settled with respect to these examinations were the result of discussions and settlement negotiations involving the interpretation of complex income tax laws in the context of our fact patterns. The remaining $30 million of reserve reductions related to the lapsing of statutes of limitations with respect to examinations in two foreign jurisdictions.

Receipt of Contingent Sale Proceeds

The corporation recognized a tax benefit of $42 million related to its receipt of non-taxable contingent sales proceeds pursuant to the terms of its sale of its European cut tobacco business in 1999. The corporation will continue to recognize a reduction in tax rate related to contingent sale proceeds received during the agreement term, which is in effect through 2010.

Securities and Exchange Commission

April 4, 2008

Goodwill Impairment

The corporation’s tax rate was increased as a result of its recognition of non-deductible goodwill impairments during the year. The dollar impact of the rate increase aggregated approximately $33 million.

Valuation Allowance

After considering the lower profit expectations of a Brazilian coffee operation, the corporation concluded that it was necessary to increase valuation allowances on certain deferred tax asset balances related to net operating loss carryforwards in the Brazilian tax jurisdiction, as the corporation does not believe that it will be able to utilize these tax benefits. This adjustment resulted in a $27 million tax charge for the fiscal year.

Foreign Earnings

The corporation’s global mix of earnings, the tax characteristics of the corporation’s income and the benefit from certain foreign jurisdictions having lower tax rates also reduced the corporation’s tax expense during 2007.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions, adjustments to the corporation’s reserves related to uncertain tax positions and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods.

•

The spin off of the Branded Apparel Americas/Asia business that was completed in 2007 has resulted in and may continue to result in an increase in the corporation’s effective tax rate in future years as the operations that were spun off had, historically, a lower effective tax rate than the remainder of the business and generated a significant amount of operating cash flow. The elimination of this cash flow has required the corporation to remit a greater portion of the future earnings of foreign subsidiaries to the U.S. than has historically been the case and resulted in higher levels of tax expense and cash taxes paid.

•

Tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

•

The corporation has ongoing audits in the U.S. and a number of foreign jurisdictions as well as tax periods subject to audit. The U.S. federal tax years from 2005 onward remain subject to audit. Fiscal years remaining open to examination in the Netherlands include 1998 and forward. Other foreign jurisdictions remain open to audits ranging from 1999 to 2007. With few exceptions, the corporation is no longer subject to state and local income tax examinations by tax authorities for years

Securities and Exchange Commission

April 4, 2008

before 2003. The tax reserves for uncertain tax positions recorded in the financial statements reflect the expected finalization of worldwide examinations. The corporation believes that it has sufficient cash resources to fund the settlement of these audits.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. The corporation estimates reserves for uncertain tax positions, but is not able to control or predict the extent to which tax authorities will examine specific periods, the outcome of examinations, or the time periods in which examinations will be conducted and finalized. Favorable or unfavorable past tax authority examination experience in any particular tax jurisdiction is not indicative of the outcome of future examinations by those tax authorities. Based on the nature of uncertain tax positions and the examination process, management is not able to predict the potential outcome with respect to tax periods that have not yet been examined or the impact of any potential reserve adjustments on the corporation’s tax rate or net earnings trends.

•	Facts and circumstances may change that cause the corporation to revise the conclusions on the ability to realize certain net operating losses and other deferred tax attributes.

Acknowledgements and Closing Comments

In connection with filing this response, Sara Lee Corporation acknowledges that:

1. Sara Lee is responsible for the adequacy of disclosures in the Form 10-K, Form 10-Q and proxy statement;

2. staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. Sara Lee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that none of the staff’s comments raises any material issues with respect to disclosures contained in Sara Lee’s filings and that each of the staff’s comments can be appropriately addressed, in the manner indicated above, in Sara Lee’s future filings with the Commission. Accordingly, the corporation respectfully requests that it be allowed to make the changes described above in future filings with the Commission rather than in amendments to its Forms 10-K or 10-Q.

If you have any questions regarding the matter covered by this letter, or desire additional information, please contact me at (312) 558-8584 or via email at james.blanda@saralee.com. Should the staff disagree with Sara Lee’s conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the staff prior to the staff making its final determination.

Securities and Exchange Commission

April 4, 2008

Very truly yours,

/s/ James A. Blanda
James A. Blanda
Corporate Controller

Cc:	L.M. de Kool
Brett Hart